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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          TRM Copy Centers Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   8762636105
                                 --------------
                                 (CUSIP Number)

Mr. Lance Laifer                      Gerald Adler
Laifer Capital Management, Inc.       Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.                919 Third Avenue
45 West 45th Street                   New York, New York 10022
New York, New York 10036              (212) 758-9500
(212) 921-4139
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 15, 1997
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 872636105                                          Page 2 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           413,750
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                           413,750
        WITH
                       10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    413,750

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.0%
14       TYPE OF REPORTING PERSON*
                                    PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

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                                  SCHEDULE 13D

CUSIP No. 872636105                                          Page 3 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           537,950
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH                            537,950

                       10      SHARED DISPOSITIVE POWER
                                        247,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    785,650

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    11.4%

14       TYPE OF REPORTING PERSON*
                                    CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

CUSIP No. 872636105 Page 4 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           537,950
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                             0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH                            537,950

                       10      SHARED DISPOSITIVE POWER
                                        247,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    785,650

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    11.4%

14       TYPE OF REPORTING PERSON*

                                    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                          SCHEDULE 13D AMENDMENT NO. 3
                          TRM COPY CENTERS CORPORATION

         This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 29, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 21, 1997 and Amendment No. 2 to the Schedule 13D relating to the event date of June 4, 1997 filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons") relating to the common stock (the "Common Stock") of TRM Copy Centers Corporation (the "Issuer"). The address of the Issuer is 5208 N.E. 122nd Avenue, Portland, Oregon 97230. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 4.           Purpose of the Transaction.

                  Item 4 of the Schedule 13D is hereby amended to add the following:

                  On August 15, 1997, Laifer Capital Management, Inc. sent the following letter to the President and Chief Executive Officer of the Issuer:


                                                      August 15, 1997

         TRM Copy Centers Corporation
         5208 N.E. 122nd Avenue
         Portland, OR 97230
         Attention:        Michael Simon, President and
                           Chief Executive Officer

         Dear Michael:

                           As you know, Laifer Capital Management, Inc., through its managed accounts, currently beneficially owns 11.4% of the outstanding common stock of TRM Copy Centers Corporation ("TRM" or the "Company"). As I have told you in the past and as I indicated in my letter to the Board of Directors of TRM dated June 4, 1997, I believe the Company is well positioned and its business prospects are promising. I believe, however, that the intrinsic value of the Company's business is not fully reflected in the public market for the Company's common stock. I am therefore writing to present you with a proposal that could generate greater value for all of the Company's shareholders.

                                       5

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                           I have had discussions in the past with you and
         certain other officers and directors of the Company to discuss the Company's policies and its overall direction. I continue to believe that there remains significant value in the Company's business that is not fully reflected in the public market for the Company's common stock. I believe that a major source of this undervaluation is public market uncertainty about the Company's priorities and direction as well as an overly conservative capital structure. I also believe that there is the potential to create very substantial increases in shareholder value through a strategic initiative that addresses public market concerns and sends a credible signal to the market about TRM's goals and direction. I would like to work with you, your management team and the Company's Board of Directors to unlock this value.

                           I think that the best way of accomplishing this objective is by effecting a recapitalization of the Company. The recapitalization would be effected by the issuance of shares (at the price per share specified below) by the Company to an equity investor for cash, the incurrence of additional indebtedness by the Company in the form of bank loans and/or senior subordinated notes, and the use of the proceeds of the debt and equity issuances to repurchase a substantial portion of TRM's common stock in an issuer tender offer at $11 to $11.50 per share. To demonstrate my confidence in the Company and the positive effects of the recapitalization proposal, the accounts managed by Laifer Capital Management, Inc. would retain all of their shares of TRM common stock, and not participate in the tender offer. Based on currently available public information we are confident we can assist the Company in arranging financing for a recapitalization of the type proposed.

                           I believe that a leveraged recapitalization of the Company, together with an involvement by us in TRM's oversight, would create a substantial increase in shareholder value and strengthen the Company. It would maximize value for shareholders who desire to maintain their investment in the Company over the long term, while providing those with the desire to realize the value of a portion of their investment sooner with the opportunity to do so. If, however, the Company's Board does not agree that a recapitalization makes the most sense for the Company and its shareholders, I am prepared to discuss a more conventional acquisition transaction, such as a cash merger in which all shareholders would receive the same consideration as would be paid under the recapitalization proposal.

                           I hope that you and the other members of the Board of Directors will give serious consideration to my proposal. I will call you in a few days to discuss my ideas and to see how I can be of help to you and the Board as you explore alternatives for increasing value for all TRM shareholders.

                           I intend to file with the Securities and Exchange Commission an amended Statement of Beneficial Ownership on Schedule 13D to reflect the thoughts presented in this letter.

                                               Very truly yours,

                                               Laifer Capital Management, Inc.

                                               By: /s/ Lance Laifer
                                                  ----------------------------
                                                   Lance Laifer
                                                   President

         cc:      Frederick O. Paulsell
                  Edwin S. Chan
                  Sherman M. Coe
                  Ralph R. Shaw
                  Donald L. Van Maren

Item 5.           Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  (a) Hilltop is the beneficial owner of 413,750 shares (6.0%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 785,650 shares (11.4%) of Common Stock. The 785,650 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

                  (i) 413,750 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 371,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

                                       7

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                  Lance Laifer, as sole Director and principal stockholder of
Laifer Capital Management, Inc., is the beneficial owner of the 785,650 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 6,924,928 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1997.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 413,750 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 413,750 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 124,200 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with certain of the Clients the power to dispose and direct the disposition of the 247,700 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

                  (c) Each of the Reporting Persons acquired beneficial ownership of additional shares of Common Stock since the filing of Amendment No. 2 to the Schedule 13D. All such transactions were effected on the open market. Additional information concerning transactions during the past 60 days is contained on Annex A hereto.

                  (d) Not applicable.

                  (e) Not applicable.

                                       8

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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 1997

                                          HILLTOP PARTNERS, L.P.

                                          By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                               as General Partner

                                          By:         /s/ Lance Laifer
                                               --------------------------------
                                               Lance Laifer, President

                                          LAIFER CAPITAL MANAGEMENT, INC.

                                          By:         /s/ Lance Laifer
                                               --------------------------------
                                               Lance Laifer, President

                                                      /s/ Lance Laifer
                                          -------------------------------------
                                          LANCE LAIFER

                                       9

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                                    Annex A


                                  Laifer      Hilltop     Wolfson     Offshore
Date        Price       Comm.     # Shares    # Shares    # Shares    # Shares

7/11/97     $10.625     .06       1,000       600         300         100

8/8/97      9.9405      .06       2,100       1,200       600         300

8/12/97     10.0395     .06       1,900       1,100       600         200